EF Hutton America, Inc.

77 Water Street, 7th Floor

New York, NY 10005

January 14, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

EF Hutton America, Inc. (formerly EFH Group, Inc.)

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015 and amended on August 28, 2015, September 1, 2015 and

September 21, 2015

Form 10-Q for the Quarterly Period March 31, 2015

Filed May 20, 2015 and amended on May 22, 2015 and September 15, 2015

File o. 000-55175

File No. 000-55175

Dear Sir or Madam:

In response to the December 22, 2015 teleconference, please note the following:

We hereby acknowledge that we will be making asset value changes in our financial statements in response to the teleconference.  These asset value changes shall be reflected in the appropriate SEC filings on or before February 15, 2016.

Very truly yours,

/s/Christopher Daniels

Christopher Daniels

Chief Executive Officer

EF Hutton America, Inc.